UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

VOLTERRA SEMICONDUCTOR CORPORATION

(Name of Subject Company (Issuer))

VICTORY MERGER SUB, INC.

a Wholly Owned Subsidiary of

MAXIM INTEGRATED PRODUCTS, INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

928708106

(CUSIP Number of Class of Securities)

Mark Casper

Associate General Counsel, Managing Director, Legal

Maxim Integrated Products, Inc.

160 Rio Robles

San Jose, California 95134

408-601-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With Copies to:

Matthew Gemello

Baker & McKenzie LLP

660 Hansen Way

Palo Alto, California 94304

650-856-5541

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount Of Filing Fee (2)
$600,299,004	$81,881
(1)	Estimated solely for purposes of calculating amount of filing fee. The transaction value was calculated by adding (1) the product of (a) $23.00 and (b) 25,053,874 shares of common stock, par value $0.001 per share (the “Shares”), of Volterra Semiconductor Corporation issued and outstanding on August 26, 2013 and (2) the product of (a) the difference between (x) $23.00 and (y) an exercise price of $14.40 (the weighted-average exercise price of the vested, in-the-money and outstanding options), and (b) 2,797,663 Shares issuable pursuant to vested, in-the-money and outstanding options as of August 26, 2013.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, revised October 2012, by multiplying the transaction value by 0.00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $81,881	Filing Party: Victory Merger Sub, Inc., Maxim Integrated Products, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: August 30, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 30, 2013 (the “Schedule TO”) and relates to the offer of Victory Merger Sub, Inc., a Delaware corporation (the “Purchaser”), to purchase all outstanding shares of common stock, par value $0.001 (“Shares”), of Volterra Semiconductor Corporation, a Delaware corporation (“Volterra”), at a price of $23.00 per Share, net in cash, without interest (less any required withholding taxes) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 30, 2013 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Purchaser is a wholly owned subsidiary of Maxim Integrated Products, Inc., a Delaware corporation (“Maxim”). This Amendment No. 1 is being filed on behalf of Maxim and the Purchaser.

All the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 11.	ADDITIONAL INFORMATION

Item 11 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.

Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following section to be entitled “Legal Proceedings”:

“On September 5, 2013, a complaint captioned Alan Posner v. Volterra Semiconductor Corporation, et. al. (the “Complaint”) was filed in connection with the transactions contemplated by the Merger Agreement with the Superior Court of the State of California in the County of Alameda. The Complaint is a purported shareholder class action and names as defendants Volterra, Maxim, the Purchaser and the members of the Volterra Board. The plaintiff alleges that the members of the Volterra Board breached their fiduciary duties to Volterra’s stockholders in connection with the Offer, the Merger and the related transactions, and further alleges that Maxim and the Purchaser aided and abetted the purported breaches of fiduciary duties. In support of their purported claims, the plaintiffs allege that the proposed transaction between Volterra and Maxim involves an unfair price and an inadequate sales process, includes preclusive deal protection devices and that Volterra’s officers and the Volterra Board will receive personal benefits not available to Volterra’s public stockholders as a result of the Merger Agreement. The plaintiffs further allege that Volterra has failed to make adequate disclosures relating to the background of the Offer, Goldman Sachs’ financial analysis with respect to the Offer and the Merger and concerning alleged conflicts of interest of Goldman Sachs and Stifel. The plaintiffs seek to enjoin the Offer, the Merger and the related transactions, to rescind such transactions and obtain damages. The plaintiffs also seek attorneys’ and expert fees and costs. Each of Volterra and Maxim believe that the plaintiff’s purported respective claims against them lack merit and each of them intend to contest the respective claims against them vigorously. It is possible that additional similar complaints may be filed in the future. If this does occur, absent new or different allegations which are material, Maxim and the Purchaser do not intend to announce the filing of any similar complaints.”

The section of the Offer to Purchase entitled “Antitrust” in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by deleting the second paragraph and replacing it in its entirety with the following:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer and the Merger with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. On August 22, 2013, the

parties filed Premerger Notification and Report Forms under the HSR Act, containing this information and documentary material, with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. The applicable waiting period under the HSR Act relating to the purchase of Shares in the Offer and the Merger expired at 11:59 p.m., New York City time, on September 6, 2013. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. On September 9, 2013, Maxim issued a press release announcing the expiration of the waiting period under the HSR Act. The full text of the press release is attached as Exhibit (a)(5)(H) to the Schedule TO and is incorporated herein by reference.”

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(H)	Press Release issued by Maxim Integrated Products, Inc. on September 9, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2013

VICTORY MERGER SUB, INC.

By:	/s/ Mark Casper
Name:	Mark Casper
Title:	President and Secretary

MAXIM INTEGRATED PRODUCTS, INC.

By:	/s/ Mark Casper
Name:	Mark Casper
Title:	Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 30, 2013. †

(a)(1)(B)	Form of Letter of Transmittal. †

(a)(1)(C)	Form of Notice of Guaranteed Delivery. †

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. †

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. †

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form. †

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release issued by Maxim Integrated Products, Inc. on August 15, 2013 (incorporated by reference to Exhibit 99.1 to Maxim Integrated Products, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2013). †

(a)(5)(B)	Slides presented during the conference call hosted on dated August 15, 2013 (incorporated by reference to Exhibit 99.1 to Maxim Integrated Products, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2013). †

(a)(5)(C)	Copy of transcript of conference call hosted on dated August 15, 2013 (incorporated by reference to Exhibit 99.2 to Maxim Integrated Products, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2013). †

(a)(5)(D)	Communication sent on behalf of Jeffrey J. Staszak, President and CEO of Volterra Semiconductor Corporation, to customers of Volterra Semiconductor Corporation (incorporated by reference to Maxim Integrated Products, Inc.’s Schedule TO filed with the Securities and Exchange Commission on August 22, 2013). †

(a)(5)(E)	Communication sent on behalf of Jeffrey J. Staszak, President and CEO of Volterra Semiconductor Corporation, to employees of Volterra Semiconductor Corporation (incorporated by reference to Maxim Integrated Products, Inc.’s Schedule TO filed with the Securities and Exchange Commission on August 22, 2013). †

(a)(5)(F)	Communication sent on behalf of Jeffrey J. Staszak, President and CEO of Volterra Semiconductor Corporation, to suppliers of Volterra Semiconductor Corporation (incorporated by reference to Maxim Integrated Products, Inc.’s Schedule TO filed with the Securities and Exchange Commission on August 22, 2013). †

(a)(5)(G)	Summary Advertisement published in The New York Times on August 30, 2013. †

(a)(5)(H)	Press Release issued by Maxim Integrated Products, Inc. on September 9, 2013.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, made and entered into as of August 15, 2013, by and among Maxim Integrated Products, Inc., Victory Merger Sub, Inc. and Volterra Semiconductor Corporation (incorporated by reference to Exhibit 2.1 to Maxim Integrated Products, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2013). †

(d)(2)	Tender and Support Agreement, made and entered into as of August 15, 2013, by and among Maxim Integrated Products, Inc., Victory Merger Sub, Inc. and the stockholders of Volterra Semiconductor Corporation set forth on Exhibit A thereto (incorporated by reference to Exhibit 2.2 to Maxim Integrated Products, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2013). †

(g)	Not applicable.

(h)	Not applicable.

† Previously filed.

* Filed herewith.